

September 8, 2011

Via E-mail
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re:**  **World Surveillance Group Inc.**
> **Amendment No. 1 to Form S-1 Registration Statement**
> **Filed September 1, 2011**
> **File No. 333-175307**

Dear Mr. Estrella:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

We rely exclusively on our technical partner, Eastcor Engineering, for the development and commercialization of our products, page 4

1. We note your response to comment eight from our letter dated July 28, 2011.  Please expand your disclosure to clarify that you previously had an agreement with Eastcor and why it was terminated.

Our subsidiary GTC relies heavily on the Globalstar satellite network to provide its services and generate revenue, page 4

2. We note your response to comment nine from our letter dated July 28, 2011.  Please clarify whether the deterioration of the Globalstar satellite constellation has put your

government contracts at risk.  Clarify whether the government has the right to terminate since the company has not performed under the contracts.

We are subject to a number of lawsuits that could result in material judgments against us, page 9

3.  We note your response to comment 12 from our letter dated July 28, 2011.  However, there does not appear to be related party transaction disclosure in the prospectus regarding the $250,000 payment on behalf of the company by the Chairman of the Board.  Please revise.

Business, page 25

GTC, page 27

4.  We note your response to comment 21 from our letter dated July 28, 2011.  Please include your supplemental response as part of the prospectus' disclosure.

Consolidated Financial Statements, page F-1

Note 3

SkySat Sale, page F-11

5.  We note your response to comment 33 from our letter dated July 28, 2011 and that costs associated with the development of SkySat were reclassified in 2010 from inventory to research and development expense.  Because the development of SkySat was incomplete at the time of the transaction with GTC and the consideration received from GTC was restricted in use to the further development and completion of SkySat, it appears that the $250,000 should have been allocated to deferred revenue and the cash received classified as restricted.  Please revise your financial statements and disclosure as appropriate or advise us.

Condensed Consolidated Balance Sheets, page F-21

6.  We note that your property and equipment balance increased from $0 at December 31, 2010 to $2,601,105 at June 30, 2011.  In light of the significance of this asset, please provide detailed supporting footnote disclosure.  This disclosure should describe the nature and amounts of the items included within this line-item.  You should also provide accounting policy disclosure to describe, in detail, your depreciation and impairment policies relating to your property and equipment.

Condensed Consolidated Statements of Operations, page F-22

7. We note your presentation of stock based compensation and stock and options issued for services as single line items within your consolidated statements of operations. We believe that it is preferable to classify these expenses within the income statement line item to which they relate. If you choose to continue to show these amounts as a separate line item, please revise the face of your statements of operations to parenthetically note the amounts of the equity-related charges being excluded from the appropriate line items to provide transparency.

Note 3. Acquisitions, page F-29

8. We note that $2,611,732 of the purchase price paid for GTC was allocated to property and equipment, and that GTC's property and equipment balance at March 31, 2011 represented their interest in the SkySat airship. Because the airship is still in the development phase and related costs are being expensed by the company as research and development, it appears the value attributed to the reacquisition of this interest should also be expensed as research and development. Please revise your financial statements and disclosure accordingly or advise us.

Balance Sheet, page F-41

9. It is unclear why GTC has classified their interest in the SkySat airship as property and equipment. Please revise or advise us.

Notes to Pro Forma Condensed Consolidated Statement of Operations, page F-66

10. Please remove adjustment to reflect reduction of legal and professional fees that management "anticipates" will be performed in-house. Pro forma adjustments that give effect to actions to be taken by management or are expected to occur after a business combination are not appropriate. However, you should consider whether these items should be addressed in a forward looking discussion within MD&A.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Larry Spirgel
Larry Spirgel
Assistant Director